Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(millions of dollars)				
Earnings, as defined:					
Income before cumulative effect of changes in accounting principles	$ 893	$ 695	$ 781	$ 704	$ 697
Income taxes	368	244	379	336	323
Fixed charges included in the determination of net income, as below	397	328	337	296	234
Amortization of capitalized interest	4	2	1	-	-
Distributed income of independent power investments	68	96	62	80	75
Less: Equity in earnings of independent power investments	89	76	81	45	50
Total earnings, as defined	$ 1,641	$ 1,289	$ 1,479	$ 1,371	$ 1,279
Fixed charges, as defined:					
Interest charges	$ 379	$ 311	$ 324	$ 278	$ 222
Rental interest factor	17	14	8	9	4
Fixed charges included in nuclear fuel cost	1	3	5	9	8
Fixed charges included in the determination of net income	397	328	337	296	234
Capitalized interest	88	91	55	23	9
Total fixed charges, as defined	$ 485	$ 419	$ 392	$ 319	$ 243
Ratio of earnings to fixed charges	3.38	3.08	3.77	4.30	5.26